UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BWAY Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

056039100
(CUSIP Number)

James J. Connors, II
BCO Holding Company
320 Park Avenue
New York, NY 10022
(212) 751-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:
Margaret A. Davenport, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000

September 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 056039100	SCHEDULE 13D	Page 3 of 12

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).	BCO Holding Company

(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds	00/Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	None

		(8) Shared Voting Power	2,513,168	*

		(9) Sole Dispositive Power	None

		(10) Shared Dispositive Power	None

(11)		2,513,168*

(12)		☐

(13)		27.4%**

(14)	Type of Reporting Person	CO

  *    Reflects the number of shares of Common Stock of BWAY Corporation beneficially owned in the aggregate, as of September 30, 2002, by (i) Jean-Pierre Ergas, as represented and warranted in the Voting Agreement, dated September 30, 2002, between BCO Holding Company and Mr. Ergas, filed as Exhibit 1 hereto, including 291,683 shares of Common Stock subject to options held by Mr. Ergas that are exercisable within 60 days of September 30, 2002, (ii) Warren J. Hayford, as represented and warranted in the Voting Agreement, dated September 30, 2002, between BCO Holding Company and Mr. Hayford, filed as Exhibit 2 hereto, including 169,376 shares of Common Stock subject to options held by Mr. Hayford that are exercisable within 60 days of September 30, 2002, and (iii) Mary Lou Hayford, as represented and warranted in the Voting Agreement, dated September 30, 2002, between BCO Holding Company and Mrs. Hayford, filed as Exhibit 3 hereto.

**    Based upon 8,708,626 shares of Common Stock of BWAY Corporation outstanding as of September 30, 2002, as represented in the Agreement and Plan of Merger, dated September 30, 2002, by and among BCO Holding Company, BCO Acquisition, Inc. and BWAY Corporation, filed as Exhibit 4 hereto.

ITEM 1.    SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $.01 per share (the “Common Stock”), of BWAY Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350.

ITEM 2.    IDENTITY AND BACKGROUND.

(a)-(c), (f)  The name of the person filing this Statement is BCO Holding Company, a Delaware corporation (“BCO Holding” or the “Reporting Person”). The principal business of the Reporting Person will be the acquisition of the outstanding shares of capital stock of the Issuer (as described in Item 4 below) and the operation of the Issuer after such acquisition. All of the outstanding capital stock of BCO Holding is beneficially owned by Kelso Investment Associates VI, L.P., a Delaware limited partnership (“KIA VI”), and KEP VI, LLC, a Delaware limited liability company (“KEP VI”), which are two private investment funds formed by Kelso & Company, L.P., a Delaware limited partnership (“Kelso”).

Kelso is a private investment firm specializing in acquisition transactions. The general partner of KIA VI is Kelso GP VI, LLC, a Delaware limited liability company (“Kelso GP VI”), the principal business of which is serving as the general partner of KIA VI. The principal business address of BCO Holding, KIA VI, KEP VI and Kelso GP VI is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022. The name, citizenship, principal occupation and address of each managing member of Kelso GP VI and KEP VI are set forth on Schedule I, which is incorporated by reference herein.

(d)-(e)  During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) hereby expressly disclaim beneficial ownership of any shares of Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any such shares of Common Stock.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

BCO Holding may be deemed to have acquired beneficial ownership of 2,513,168 shares of Common Stock pursuant to (i) the Voting Agreement, dated as of September 30, 2002, between Jean-Pierre Ergas and BCO Holding, (ii) the Voting Agreement, dated as of September 30, 2002, between Warren J. Hayford and BCO Holding and (iii) the Voting Agreement, dated as of September 30, 2002, between Mary Lou Hayford and BCO Holding (collectively, the “Voting Agreements”). However, BCO Holding expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreements.

Subject to the terms of each of their respective Voting Agreements, Mr. Ergas, Mr. Hayford and Mrs. Hayford (collectively, the “Voting Agreement Individuals”) have each agreed to (a) vote all of the Common Stock that each of them owns (i) in favor of the Merger Agreement (as defined in Item 4 below), the transactions contemplated thereby (including, without limitation, the Merger (as defined in Item 4 below)), and any actions required in furtherance thereof, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under such Voting Agreement, the Merger Agreement or any other agreement contemplated thereby, (iii) against any Acquisition Proposal (as defined in Section 5.4(b) of the Merger Agreement) and against any other proposal for action or agreement that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by the Merger Agreement, (iv) against any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Merger Agreement, and (v) against any amendment to the Certificate of Incorporation or by-laws of the Issuer, other than as contemplated by the Merger Agreement, and (b) grant an irrevocable proxy to BCO Holding, intended to be used only in the event of a failure by any such Voting Agreement Individual to comply with the obligations described in clause (a) above, to vote all of the shares of Common Stock held by such Voting Agreement Individual pursuant to the items in clause (a) above. The Voting Agreements were entered into in consideration of the execution and delivery of the Merger Agreement and BCO Holding did not pay additional consideration in connection with the execution and delivery of the Voting Agreements.

Additionally, pursuant to the Voting Agreements and, as long as the Merger and the transactions contemplated thereby have not yet been consummated, upon 60 days prior to the vesting of certain options to purchase shares of Common Stock held by Mr. Ergas and Mr. Hayford, BCO Holding may be deemed to acquire beneficial ownership of (i) 6,667 shares of Common Stock as of October 15, 2002, (ii) 281,058 shares of Common Stock as of November 29, 2002 and (iii) 63,333 shares of Common Stock as of August 13, 2003. BCO Holding expressly disclaims any beneficial ownership of such shares.

The foregoing descriptions of the Voting Agreements are qualified in their entirety by reference to the Voting Agreements, copies of which are attached hereto as Exhibit 1, 2 and 3 and are incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

(a), (b) and (e) On September 30, 2002, the Issuer, BCO Holding and BCO Acquisition, Inc., a Delaware corporation and a direct wholly owned subsidiary of BCO Holding (“BCO Acquisition”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Issuer will become a subsidiary of BCO Holding. The Merger Agreement contemplates that BCO Acquisition will merge with and into the Issuer (the “Merger”) whereby the Issuer shall continue as the surviving corporation and become a direct wholly owned subsidiary of BCO Holding and each share of the Issuer’s Common Stock, except for treasury shares, dissenting shares and shares held by BCO Holding, will be converted into the right to receive $20 in cash (the “Merger Consideration”) following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer shareholder approval for the transactions contemplated thereby (the “Merger Conditions”).

Additionally, as part of the transactions contemplated by the Merger Agreement, BCO Holding has entered into separate Exchange Agreements (collectively, the “Exchange Agreements”), dated as of September 30, 2002, with each of Jean-Pierre Ergas, Warren J. Hayford, Mary Lou Hayford, Thomas N. Eagleson, Kevin C. Kern, Jeffrey M. O’Connell and Kenneth M. Roessler (collectively the “Exchange Agreement Individuals”) pursuant to which, subject to the Merger Conditions and other conditions, immediately prior to the consummation of the Merger, (i) Mary Lou Hayford will exchange 596,596 shares of Common Stock for 1,193,192 shares of common stock, par value $.01 per share, of BCO Holding (“BCO Holding Common Stock”), and (ii) the Exchange Agreement Individuals will exchange, in the aggregate, options to acquire 812,910 shares of Common Stock for new options to acquire, in the aggregate 1,625,820 shares of BCO Holding Common Stock. Upon the consummation of the Merger, the remaining shares of Common Stock owned by the Exchange Agreement Individuals will be converted into the right to receive the Merger Consideration and each remaining option to acquire shares of Common Stock owned by the Exchange Agreement Individuals will be canceled in exchange for a single lump sum payment (less any applicable income or employment tax withholding) equal to the excess, if any, of $20 over the exercise price per share of such option (the “Exchange Cash Consideration”).

Pursuant to the Senior Credit Facility Commitment Letter, dated as of September 30, 2002, by and between Deutsche Bank Trust Company Americas and BCO Acquisition (the “Senior Credit Facility Commitment Letter”), Deutsche Bank Trust Company Americas has agreed to provide a senior credit facility of not less than $90 million, of which up to $40 million may be drawn on the closing date of the Merger.

Pursuant to the Bridge Facility Commitment Letter, dated as of September 30, 2002, by and between Deutsche Bank Trust Corporation, BCO Holding and BCO Acquisition (the “Bridge Facility Commitment Letter”), Deutsche Bank Trust Corporation has agreed to provide BCO Acquisition with a bridge loan facility in the amount of up to $190 million on the closing date of the Merger. The senior credit facility and the bridge loan facility will contain customary terms and conditions, including, without limitation, with respect to fees, indemnification and events of default. A portion of the proceeds from the senior credit facility and the bridge loan facility may be used to pay the aggregate Exchange Cash Consideration and the aggregate Merger Consideration.

The purpose of entering into the Voting Agreements was to aid in facilitating the consummation of the transactions contemplated by the Merger Agreement.

(c)  Not Applicable.

(d)  Pursuant to the Merger Agreement, the Issuer will use its reasonable best efforts to obtain the resignation of each current director of the Issuer, other than Warren J. Hayford and Jean-Pierre Ergas, effective immediately prior to the consummation of the Merger. The Board of Directors of the Issuer following the transactions contemplated by the Merger Agreement shall consist of five directors.

(f)  Not Applicable.

(g)  The Certificate of Incorporation and by-laws of the Issuer as in effect immediately prior to the Merger, will be the certificate of incorporation and by-laws of the surviving corporation after the Merger.

(h)–(i) If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.

(j)  Not Applicable.

The foregoing descriptions of the Voting Agreements, the Merger Agreement, the Exchange Agreements, the Senior Credit Facility Commitment Letter, the Bridge Facility Commitment Letter and the transactions related thereto, are qualified in their entirety by reference to the Voting Agreements, the Merger Agreement, the Exchange Agreements, the Senior Credit Facility Commitment Letter and the Bridge Facility Commitment Letter, copies of which are attached hereto as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13, respectively, and are incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)–(b)  The responses of BCO Holding with respect to Rows 11, 12 and 13 of the cover pages to this Statement that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference. The responses of BCO Holding with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares as to which BCO Holding has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. BCO Holding may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. However, BCO Holding expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreements or the Exchange Agreements.

Except as set forth in this Statement, to the knowledge of BCO Holding, no person named in Item 2 beneficially owns any shares of Common Stock.

(c)  Except as described in this Statement, during the past 60 days there have been no other transactions in the securities of the Issuer effected by BCO Holding or, to the knowledge of BCO Holding, the other persons named in Item 2.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this Statement or the Exhibits hereto, the Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.    Voting Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Jean-Pierre Ergas (incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed with the Securities and Exchange Commission by BWAY Corporation on October 3, 2002, File No. 001-12415).

2.    Voting Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Warren J. Hayford (incorporated herein by reference to Exhibit 99.2 of the Form 8-K filed with the Securities and Exchange Commission by BWAY Corporation on October 3, 2002, File No. 001-12415).

3.    Voting Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Mary Lou Hayford (incorporated herein by reference to Exhibit 99.3 of the Form 8-K filed with the Securities and Exchange Commission by BWAY Corporation on October 3, 2002, File No. 001-12415).

4.    Agreement and Plan of Merger dated as of September 30, 2002, by and among BCO Holding Company, BCO Acquisition, Inc. and BWAY Corporation (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed with the Securities and Exchange Commission by BWAY Corporation on October 3, 2002, File No. 001-12415).

5.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Jean-Pierre Ergas.

6.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Warren J. Hayford.

7.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Mary Lou Hayford.

8.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Thomas N. Eagleson.

9.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Kevin C. Kern.

10.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Jeffrey M. O’Connell.

11.    Exchange Agreement, dated as of September 30, 2002, by and between BCO Holding Company and Kenneth M. Roessler.

12.    Senior Credit Facility Commitment Letter, dated as of September 30, 2002, by and between Deutsche Bank Trust Company Americas and BCO Acquisition, Inc.

13.    Bridge Facility Commitment Letter, dated as of September 30, 2002, by and between Deutsche Bank Trust Corporation, BCO Holding Company and BCO Acquisition Inc.

Schedule I

The following table sets forth the name and present principal occupation of each managing member of Kelso GP VI and KEP VI. The business address of each such person is c/o Kelso & Company, L.P. (“Kelso”), 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Managing Member	Present Principal Employment
Frank T. Nickell	President and Chief Executive Officer of Kelso
Thomas R. Wall, IV	Managing Director of Kelso
George E. Matelich	Managing Director of Kelso
Michael B. Goldberg	Managing Director of Kelso
David I. Wahrhaftig	Managing Director of Kelso
Frank K. Bynum	Managing Director of Kelso
Philip E. Berney	Managing Director of Kelso

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2002

BCO Holding Company

/s/ James J. Connors II
Name: James J. Connors II
Title: Vice President